Communications Sales & Leasing, Inc.

10802 Executive Center Drive

Benton Building, Suite 300

Little Rock, AR 72211

July 2, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:                             Supplemental Letter with respect to the Registration Statement on Form S-4 (File No. 333-205450) of Communications Sales & Leasing, Inc. and CSL Capital, LLC

Ladies and Gentlemen:

In connection with the above-referenced registration statement filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2015 (File No. 333-205450) (the “Registration Statement”), by Communications Sales & Leasing, Inc. and its wholly-owned subsidiary CSL Capital, LLC (collectively, the “Registrant”), as issuers of new registered notes (the “New Notes”) under the Registration Statement in exchange for unregistered notes (the “Old Notes”), the Registrant hereby makes the following representations to the Commission:

1.                                      the Registrant is registering the New Notes to be offered in the exchange offer under the Securities Act of 1933 (the “Securities Act”) in reliance on the staff’s position in Morgan Stanley & Co. Incorporated (June 5, 1991) and Exxon Capital Holdings Corporation (May 13, 1988) (the “Exxon Capital Letter”);

2.                                      the Registrant has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and, to the best of the Registrant’s information and belief, each person participating in the exchange offer is acquiring the securities in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer.  In this regard, the Registrant will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (a) may not rely on the staff position enunciated in the Exxon Capital Letter or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing (except in the case of sales by a broker-dealer of New Notes received in exchange for Old Notes acquired for its own account as a result of market-making or other trading activities) the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act;

3.                                      the Registrant will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and

4.                                      the Registrant will commence the exchange offer for the New Notes when the Registration Statement is declared effective by the Commission.

Furthermore, in accordance with the terms and conditions set forth in Shearman & Sterling (July 2, 1993), the Registrant makes the following additional representations to the Commission:

1.                                      neither the Registrant nor any affiliate of the Registrant has entered into any arrangement or understanding with a broker-dealer to distribute the New Notes; and

2.                                      the Registrant:

(a)                                 will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and containing a description of a plan of distribution with respect to such resales, which prospectus may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer); and

(b)                                 will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer (i) if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the exchange offer, (ii) a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act, and (iii) a representation that neither the broker-dealer nor any beneficial owner is participating in, or has any arrangement or understanding with any person to participate in, the distribution of the New Notes within the meaning of the Securities Act.

Please feel free to call the undersigned at (501) 850-0844 or Geoffrey Neal of Kutak Rock LLP at (501) 975-3155 if you have any questions about this letter.

Very truly yours,

COMMUNICATIONS SALES & LEASING, INC.

By:	/s/ Daniel L. Heard
Name:	Daniel L. Heard
Title:	Senior Vice President, General Counsel and Secretary